Exhibit 99.1

NewsRelease

TransCanada to Highlight Sustainable Long-term Growth at Investor Day;
Reaffirms Dividend Growth Expectations to 2020 and Provides Outlook for 2021

CALGARY, Alberta - November 28, 2017 - News Release - TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) will host its annual Investor Day in Toronto today where it will provide a financial update and review strategic plans for its natural gas pipelines, liquids pipelines and energy businesses.

“Today, our $86 billion high-quality portfolio of energy infrastructure assets is performing very well,” said Russ Girling, TransCanada’s president and chief executive officer. “Looking forward, we are advancing $24 billion in commercially secured near-term growth projects that will expand and extend our asset footprint across North America.”

As those projects enter service, TransCanada expects comparable earnings before interest, taxes, depreciation and amortization (EBITDA) to grow at an average annual rate of approximately 10 per cent between 2015 and 2020. Significantly, over 95 per cent of the Company’s EBITDA is expected to come from regulated businesses or long-term contracted assets.

At the same time, the company continues to advance a series of additional opportunities that are expected to result in further growth in EBITDA beyond 2020. The portfolio is comprised of more than $20 billion in projects in development including Keystone XL, the Bruce Power life extension program and Coastal GasLink as well as numerous other organic growth projects that are expected to emanate from TransCanada’s natural gas pipelines, liquids pipelines and energy businesses in Canada, the United States and Mexico.

“Based on the confidence we have in our business plans, today we are reaffirming that we expect to grow our common share dividend at an average annual rate at the upper end of an eight to 10 per cent range through 2020,” added Girling. “We are also extending our outlook to 2021 when we expect the common share dividend to grow by an additional eight to 10 per cent. Notably, our dividend outlook is supported by expected growth in earnings and cash flow with strong dividend coverage ratios, providing us the financial flexibility to prudently fund our significant capital program.”

On November 9, 2017, TransCanada announced that its Board of Directors declared a quarterly dividend of $0.625 per common share for the quarter ending December 31, 2017. The quarterly amount equates to $2.50 per common share on an annualized basis and represents a 10 per cent increase over the amount declared in 2016. TransCanada’s Board of Directors has increased the common share dividend in each of the last seventeen years, from $0.80 per common share in 2000 to $2.50 per common share in 2017.

Today’s investor event will be webcast beginning at 8 a.m. EST (6 a.m. MST). Interested parties may participate in the webcast available on TransCanada’s website in the Investors section at https://www.transcanada.com/en/investors/events/. A copy of the presentation and the webcast, which will be archived and accessible for replay, will be available on the website.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates one of the largest natural gas transmission networks that extends more than 91,500 kilometres (56,900 miles), tapping into virtually all major gas supply basins in North America. TransCanada is the continent's leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in approximately 6,200 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North

America’s leading liquids pipeline systems that extends approximately 4,800 kilometres (3,000 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com to learn more, or connect with us on social media and 3BL Media.

Forward Looking Information

This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated November 8, 2017 and the 2016 Annual Report to shareholders filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Non-GAAP Measures

This news release refers to EBITDA, a financial measure which does not have a standardized meaning as prescribed by U.S. GAAP and may not be comparable to similar measures presented by other companies. EBITDA is calculated on a consistent basis from period to period and is adjusted for specific items in each period, as applicable. For more information on Non-GAAP measures, including a reconciliation to the most closely related GAAP measures, refer to TransCanada’s Quarterly Report to Shareholders dated November 8, 2017.

Media Enquiries:
Mark Cooper / Grady Semmens
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta / Stuart Kampel
403.920.7911 or 800.361.6522